Notice to Readers

The attached financial statements for the three and six months ended June 30, 2011 are being re-filed to adjust the subtotals included on the balance sheets.  The subtotal for total equity was omitted in error.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

CONDENSED INTERIM FINANCIAL
STATEMENTS
For the three and six months ended June 30, 2011
(Unaudited)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated interim financial statements for the three and six month period ended June 30, 2011.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)
Condensed Interim Financial Statements Statement of Loss and Comprehensive Loss
For the three and six months ended June 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010

Expenses
Advertising and promotion	-	28,291	-	50,923
Amortization - Equipment	1,731	473	3,709	4,221
Amortization - Intangible	207,744	103,872	415,488	103,872
Finance costs	1,256	823	23,428	1,062
Foreign exchange (gain)	7,175	-	38,548	-
Management, consulting and administrative	35,550	138,854	95,955	172,454
Office	3,584	14,052	14,551	17,053
Professional fees	89,407	471	154,251	30,679
Rent	16,137	7,500	32,774	20,000
Salary and wages	111,866	-	174,780
Share based compensation	515,862	8,681	1,659,135	1,744,745
Travel	2,566	6,461	12,760	7,961
Trust and filing fees	10,496	5,217	21,604	15,022
Loss before the following:	(1,003,375)	(314,695)	(2,646,984)	(2,167,992)
Interest and other income	12,160	21	12,160	33
Loss in write off of oil and gas property	-	(1)	-	(1)

Net loss and comprehensive loss	$(991,215)	$(314,675)	$(2,634,825)	$(2,167,960)

Loss per share, basic	$(0.00)	$(0.00)	$(0.01)	$(0.02)
Loss per share, fully diluted	$(0.00)	$(0.00)	$(0.01)	$(0.02)

Weighted average number of common shares outstanding, basic	221,494,233	111,779,497	178,897,801	105,632,330
Weighted average number of common shares outstanding, fully diluted	221,647,202	111,779,497	178,975,135	105,632,330

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)
Condensed Interim Financial Statements
Statement of Financial Position

As at,	June 30,	December 31,	January 1
(Unaudited - expressed in Canadian Dollars)	2011	2010	2010
		(Note 11)	(Note 11)
Assets

Current assets
Cash and cash equivalents	$1,921,765	$174,530	$379,284
Marketable securities	-	-	1,448,800
Other receivables	52,351	28,664	242,744
Prepaid expenses (Note 2)	223,915	216,135	10,000
	2,198,031	419,329	2,080,828

Equipment (Note 5)	15,293	7,884	3,940
Intangible (Note 6)	7,374,903	7,790,391	-
Prepaid Expenses - long term (Note 2)	182,292	286,458	-
Mineral property	-	-	67,185
Oil and gas property	-	-	1
	$9,770,519	$8,504,062	$2,151,954

Liabilities and Shareholders' Equity
Current liabilities
Trade and other payables	$178,351	$115,046	$75,072
Deposit on private placement	-	250,000	-
Notes payable - current portion (Note 7)	-	358,445	-
	178,351	723,491	75,072

Note payable -long term	-	2,095,476	-
	178,351	2,818,967	75,072
Shareholders' equity
Share capital and warrants (Note 8)	13,922,243	8,939,599	3,919,865
Contributed surplus	3,965,692	2,406,438	670,374
Accumulated other comprehensive income	-	-	504,770
Deficit	(8,295,767)	(5,660,942)	(3,018,127)
	9,592,168	5,685,095	2,076,882

	$9,770,519	$8,504,062	$2,151,954

Approved by the Audit Committee on behalf of Board of Directors on August 15, 2011

"Alan Ralph"		"John Gibson"
	Director		Director

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Condensed Interim Financial Statements
Statement of Changes in Equity
For the three and six months ended June 30, 2011 and 2010
(Unaudited, expressed in Canadian dollars)

			Accumulated
			other
	Share Capital	Contributed	comprehensive
	and Warrants	Surplus	Income	Deficit	Total Equity
	$	$	$	$	$

As at January 1, 2011	8,939,599	2,406,438	-	(5,660,942)	5,685,095
Net loss and comprehensive loss	-	-	-	(2,634,825)	(2,634,825)
Issuance - private placement (Note 8a)	500,000	-	-	-	500,000
Issuance - conversion of notes payable (Note 7)	2,486,930	-	-	-	2,486,930
Issuance - warrant exercise (Note 8a)	2,000,000	-	-	-	2,000,000
Share based compensation (Note 8b)	-	1,091,189	-	-	1,091,189
Share based compensation (Note 8b)	-	463,779	-	-	463,779
Cancellation of preferred shares (Note 8a)	(4,286)	4,286	-	-	-

As at June 30, 2011	13,922,243	3,965,692	-	(8,295,767)	9,592,168

As at January 1, 2010	3,919,865	670,374	504,770	(3,018,127)	2,076,882
Net loss and comprehensive loss	-	-	-	(2,167,960)	(2,167,960)
Issuance - Arrangement Agreement	-	-	-	-	-

Redemption of Class A preferred shares	(1,515,986)	-	(504,770)	504,770	(1,515,986)
Share based compensation	-	1,736,064	-	-	1,736,064
Issuance-acquisition of software license	150,000	-	-	-	150,000

Issuance - acquisition of RTN Stealth Software	5,000,000	-	-	-	5,000,000

Issuance - finders fees for ENAJ acquisition	31,250	-	-	-	31,250
Issuance - management agreement with Chief
Operating officer	625,000	-	-	-	625,000
Issuance - acquisition of ENAJ software	625,000	-	-	-	625,000
As at June 30, 2010	8,835,129	2,406,438	-	(4,681,317)	6,560,250

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)
Condensed Interim Financial Statements
Cash Flow Statement
For the three and six months ended June 30, 2011
(Unaudited, expressed in Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010

Cash provided by (used in)

Operating activities
Loss for the period	$(991,215)	$(314,675)	$(2,634,825)	$(2,167,960)
Items not involving cash:
Share based compensation	515,862	8,681	1,659,135	1,744,745
Amortization	209,475	104,345	419,197	108,093
Accrued interest income	-	(21)	-	(33)
Accrued interest on notes payable	-	-	21,631	-
Foreign exchange on notes payable	-	-	11,378	-
	(265,878)	(201,670)	(523,484)	(315,155)
Net changes in non-cash working capital
Other receivables	(22,957)	(3,193)	(23,686)	(10,825)
Prepaid expenses	(1,781)	-	(7,781)	10,000
Trade and other payables	31,401	(54,245)	63,304	(64,317)
	(259,215)	(259,108)	(491,647)	(380,297)

Investing activities
Purchase of equipment	(11,118)	(4,793)	(11,118)	(11,952)
Short term investments		(40,000)		(50,000)
	(11,118)	(44,793)	(11,118)	(61,952)

Financing activities
Common shares issued	-	-	2,500,000	-
Share subscription receivable				238,000
Deposit on private placement	-	-	(250,000)	-
	-	-	2,250,000	238,000

Increase in cash and cash equivalents	(270,333)	(303,901)	1,747,235	(204,249)
Cash and cash equivalents, beginning of period	2,192,098	478,936	174,530	379,284

Cash and cash equivalents, end of period	$1,921,765	$175,035	$1,921,765	$175,035

Supplementary information:
Cash received from interest	$-	$-	$-	$12
Non-cash transactions:
Conversion of notes payable	$-	$-	$2,486,930	$-
Shares distributed as part of corporate restructuring	$-	$-	$-	$1,515,986
Acquisiton of Software License	$-	$-	$-	$150,000
Common shares issued for management agreement (Note 2)	$-	$625,000	$-	$625,000
Common shares issued for the acquisition of software (Note 2)	$-	$5,806,250	$-	$5,806,250

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Condensed Interim Financial Statements
For the three and six months ended June 30, 2011
(Unaudited, expressed in Canadian Dollars)

1. Nature of operations and corporate information

Quantitative Alpha Trading Inc. (formerly known as RTN Stealth Software Inc.) herein after referred to as  Company  or  QAT  is a public company incorporated in the Province of British Columbia, Canada.

Following the Company s annual general meeting on March 31, 2011 the Company has approved its continuance from British Columbia into Ontario as its governing jurisdiction, has adopted a comprehensive new general bylaw and has changed its name to Quantitative Alpha Trading Inc.

QAT was incorporated by registration of its memorandum and articles under the British Columbia Company Act on September 15, 1987 under the name  Grand Resources Inc. .  The head office and registered office of the company is located at 40 Village Centre Place, Suite 300, Mississauga, Ontario, L4Z 1V9.

The Company is in the business of developing and promoting software for trading purposes.

2.	Acquisition of software

On January 19, 2010, the Company executed a definitive agreement with privately owned Market Guidance Systems Inc. ( MGS ) whereby the Company acquired an exclusive and perpetual license to the Market Navigation, Trade Execution and Market Timing Software (the  RTN-Stealth Software ).

As consideration for the above, the Company issued 5,000,000 Class B preferred shares to the shareholders of MGS. In connection with the acquisition, the Company paid a company controlled by a director of the Company a transaction advisory fee of 250,000 Class B Preferred Shares. Each Class B Preferred share is convertible into ten common shares of the Company when the cumulative net revenues derived from the license of the RTN-Stealth Software reach a total of US$20,000,000.

On May 17, 2010, the Company executed two definitive agreements:

a.	The Company acquired the RTN-Stealth Software from MGS (the MGS transaction), and
b.	the Company purchased the EMC-ALGO Software Suite from ENAJ Mercantile Corporation (the ENAJ transaction).

As part of the MGS transaction, the Company issued 20,000,000 common shares of the Company to MGS shareholders which are escrowed to be released in four equal tranches at 6, 9, 12, and 15 months, and has assumed four promissory notes, in an amount totalling $2,503,500, owed by MGS, as the consideration of the acquisition. In addition, the exclusive and perpetual license to market the RTN-Stealth Software that was acquired in January 2010 was cancelled upon the completion of the acquisition of the RTN-Stealth Software.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Condensed Interim Financial Statements
For the three and six months ended June 30, 2011
(Unaudited, expressed in Canadian Dollars)

2.	Acquisition of software (continued)

The details of the four promissory notes assumed are as follows:
	Due date	Interest rate	Other terms
Four promissory notes	Principal and interest	Bank of Canada prime	Senior to any and all
with the principal totalling	are due on May 15,	rate + 1% per annum	other shareholder loans
$2,503,500 at May 17,	2012	compound annually	and shall be paid in full
2010			prior to repayment by
the Company to any
and all other
shareholder loans

On March 23, 2011, the promissory notes were converted to common shares as described in Note 7.

As part of the ENAJ transaction, the Company issued 2,500,000 common shares as consideration for the acquisition of the EMC-ALGO Software Suite from ENAJ. The 2,500,000 common shares were issued to ENAJ and are escrowed to be released in four equal tranches commencing 6, 9, 12, and 15 months after May 17, 2010.

Details of the two software acquisitions are summarized as follows:

RTN Stealth Software
Issuance of 20,000,000 common shares of the Company each having a market
value of $0.25 per share on May 17, 2010	$5,000,000
Assumption of four promissory notes	2,503,500
Issuance of 5,250,000 Class B preferred shares on January 19, 2010	150,000
7,653,500

EMC ALGO Software
Issuance of 2,500,000 common shares of the Company each having a
market value of $0.25 per share on May 17, 2010	625,000
Finders fees of 125,000 common shares of the Company having a market
value of $0.25 per share on May 17, 2010	31,250

$8,309,750

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Condensed Interim Financial Statements
For the three and six months ended June 30, 2011
(Unaudited, expressed in Canadian Dollars)

2.	Acquisition of software (continued)

Furthermore, the Company entered into a management agreement with Mr. Michael Boulter, the founder and chief technology officer of ENAJ in exchange for two million five hundred thousand (2,500,000) common shares of the Company as compensation. The management agreement has a three (3) year term and grants the titles of President and Chief Operating Officer of the Company.  The 2,500,000 common shares of the Company are vested in three equal tranches at 12, 24, and 36 months from May 17, 2010.  As a result, the corresponding management fee is deferred and amortized as follows:

Total consideration	$625,000
Expensed in the twelve months ended December 31, 2010	(130,209)
Expensed in the three months ended March 31, 2011	(52,083)
Expensed in the three months ended June 30, 2011	(52,083)
390,625
Less current portion	(208,333)

$182,292

The current portion of the prepaid expenses in the amount of $223,915 includes the deferred management fee of $208,333 and other prepaid expenses of $15,582.

3.	Basis of preparation

Going concern assumption

These condensed interim financial statements have been prepared on the basis of accounting principles applicable to a "going concern," which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The ability of the Company to continue to operate as a going concern is dependent upon its ability to ultimately operate its business at a profit. To date, the Company has not generated any revenues from operations and will most likely require additional funds to meet its obligations and the costs of its operations. As a result, further losses are anticipated prior to the generation of any profits.

The Company has addressed short term cash flow requirements through the raising of capital and conversion of notes payable to common shares.  The Company's continued existence is dependent upon its ability to attain profitable operations and obtain financing from its shareholders or external sources as required.  The Company s future capital requirements will depend on many factors, including the costs of operating the software business. The Company s anticipated operating losses and increasing working capital requirements may require that it obtain additional capital to continue operations.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Condensed Interim Financial Statements
For the three and six months ended June 30, 2011
(Unaudited, expressed in Canadian Dollars)

3.	Basis of preparation (continued)

The Company will depend almost exclusively on outside capital.  There can be no assurance that capital will be available as necessary to meet these continuing operating costs or, if the capital is available, that it will be on terms acceptable to the Company. Any issuing of additional equity securities by the Company may result in dilution to the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company s liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected, thus giving rise to doubt about the Company s ability to continue as a going concern.

Although management's efforts to raise capital and monetize assets have been successful in the past, there is no certainty that they will be able to do so in the future. The aforementioned circumstances may create significant doubt as to the ability of the Company to meets its obligations as they come due.

These interim condensed financial statements have been prepared using accounting principles that are applied to a going concern and do not reflect the adjustments that would be necessary to the presentation and carrying amounts of the assets and liabilities if the Company were not able to continue  operations. These adjustments and reclassifications may be material

Statement of Compliance

These condensed interim financial are prepared in accordance with IAS 34,  Interim Financial Reporting  and are the Company s second financial statements prepared under IFRS.  These condensed interim financial statements do not include all information required for full annual financial statements and should be read in conjunction with the financial statements of the Company as at and for the year ended December 31, 2010.  The Company adopted IFRS in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards ( IFRS 1 ) with a transition date to IFRS of January 1, 2010.  Consequently the comparative figures for 2010 and the Company s statement of financial position as at January 1, 2010 have been restated from accounting principles generally accepted in Canada ( Canadian GAAP ) to comply with IFRS.

The reconciliations to IFRS from the previously published Canadian GAAP financial statements are summarized in Note 11.

Functional and presentation currency

These financial statements are presented in Canadian dollars, which is the Company s functional currency.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Condensed Interim Financial Statements
For the three and six months ended June 30, 2011
(Unaudited, expressed in Canadian Dollars)

4.	Summary of significant accounting policies

These interim financial statements have been prepared on a basis consistent with the audited financial statements prepared under Canadian Generally Accepted Accounting Principles for the year ended December 31, 2010 except as follows:

(a) Intangible asset

Intangible asset consists of acquired software initially recorded at fair value.  The software will be amortized on a straight-line basis over 10 years which represents management s best estimate of useful life.  The software is available for use and amortization has been recorded from the date of acquisition.  The Company evaluates the reasonableness of the estimated useful life on an annual basis.

The Company reviews the carrying value of its intangible assets for impairment or whenever events or circumstances indicate that the carrying value may not be recoverable.

(b) Use of judgments and critical estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant assumptions about the future and other sources of estimation uncertainty that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following:
•	The estimated useful lives of equipment which are included in the balance sheet and the related amortization included in the statement of loss;
•
The estimated useful lives of intangible assets which are included in the balance sheets, the related amortization included in the statement of loss, and the recoverability of the intangible asset which is dependent on management s ability to implement its current business plan.  The recoverability analysis of intangible assets on the balance sheets require the Company to make assumptions about the future.  Changes to one or more assumptions would result in a change in the recoverable amount calculated; and

•	The valuation allowance for future income tax assets.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Condensed Interim Financial Statements
For the three and six months ended June 30, 2011
(Unaudited, expressed in Canadian Dollars)

4.  Summary of significant accounting policies (continued)

(c) Share based compensation

Equity-settled share based payments to employees and others providing similar services are measured at the fair value at the grant date.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company s estimate of the equity instruments that will eventually vest.  Each tranche is an award and is considered a separate grant with its own vesting period and grant date fair value.

(d) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its common shares.  Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares.

(e) Impairment

(i) Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired.  A financial asset is considered to be impaired if objective evidence indicated that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.  An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.  Individually significant financial assets are tested for impairment on an individual basis.  The remaining financial assets are assessed collectively in groups that share similar risk characteristics.

(ii) Non-financial assets

The carrying amounts of the Company s non-financial assets are reviewed each reporting date to determine whether there is any indication of impairment.  If such indication exists, then the asset s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its value in use and fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Condensed Interim Financial Statements
For the three and six months ended June 30, 2011
(Unaudited, expressed in Canadian Dollars)

4.	Summary of significant accounting policies (continued)

If, after the Corporation has previously recognized an impairment loss, circumstances indicate that the fair value of the impaired assets is greater than the carrying amount, the Corporation reverses the impairment loss by the amount the revised fair value exceeds its carrying amount, to a maximum of the previous impairment loss. In no case shall the revised carrying amount exceed the original carrying amount, after amortization, that would have been determined if no impairment loss had been recognized. An impairment loss or a reversal of an impairment loss is recognized in cost of sales, or general and administration expense, depending on the nature of the asset

(f) New standards and interpretations not yet adopted

In November 2009, the IASB published IFRS 9,  Financial Instruments  which covers the classification and measurement of financial assets as part of its project to replace IAS 39,  Financial Instruments: Recognition and Measurement .  In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings.  If this option is elected, entities would be required to reverse the portion of the fair value change due to a company s own credit risk out of earnings and recognize the change in other comprehensive income.  IFRS 9 is effective for the Company on January 1, 2013.  Early adoption is permitted and the standard is required to be applied retrospectively.  The Company is currently evaluating the impact of adopting IFRS 9.

5. Equipment

	Office	Computer	Computer	Leasehold
	Equipment	Equipment	Software	Improvements	Total
	$	$	$	$	$
Cost
At January 1, 2010	3,414	10,348	10,073	2,522	26,357
Additions	-	13,772	400	-	14,172
At December 31, 2010	3,414	24,120	10,473	2,522	40,529
Additions	11,118	-	-	-	11,118
At June 30, 2011	14,532	24,120	10,473	2,522	51,647

Accumulated Amortization
At January 1, 2010	1,922	8,000	9,973	2,522	22,417
Additions	403	9,325	500	-	10,228
At December 31, 2010	2,325	17,325	10,473	2,522	32,645
Additions	485	3,224	-	-	3,709
At June 30, 2011	2,810	20,549	10,473	2,522	36,354

Net book value
January 1, 2010	1,492	2,348	100	-	3,940
December 31, 2010	1,089	6,795	-	-	7,884
June 30, 2011	11,722	3,571	-	-	15,293

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Condensed Interim Financial Statements
For the three and six months ended June 30, 2011
(Unaudited, expressed in Canadian Dollars)

6. Intangible

$
Cost
At January 1, 2010	$-
Additions	8,309,750
At December 31, 2010	8,309,750
Additions	-
At June 30, 2011	$8,309,750

Accumulated Amortization
At January 1, 2010	-
Additions	$519,359
At December 31, 2010	519,359
Additions	415,488
At June 30, 2011	$934,847

Net book value
January 1, 2010	$-
December 31, 2010	$7,790,391
June 30, 2011	$7,374,903

7.	Notes payable

On March 23, 2011, the notes payable in the amount totalling $2,486,930 including accrued interest were converted for 47,370,100 common shares or $0.0525 per share.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Condensed Interim Financial Statements
For the three and six months ended June 30, 2011
(Unaudited, expressed in Canadian Dollars)

8.	Share capital

a) Authorized and outstanding shares
As at June 30, 2011 the authorized share capital of the Company consisted of the following:
Unlimited number of Common Shares with no par value
5,250,000 Class B non-voting Preferred Shares with no par value
(Each Class B Preferred Share is convertible into ten Common Shares when the cumulative net revenues derived from the license of the RTN-Stealth Software reaches a total of US $20,000,000 as described in Note 2).

A continuity of the outstanding share capital is as follows:

	Number of common	Number of Class A	Number of Class B
	shares	preferred shares	preferred shares

As at January 1, 2011	124,862,860	-	5,250,000
Issuance - private placement	9,523,796	-	-
Issuance - conversion of notes payable (Note 7)	47,370,100	-	-
Issuance - warrant exercise	38,095,238	-	-
Issuance - conversion of preferred shares (Note 10)	37,360,940	-	(3,736,094)
Cancelled	-	-	(150,000)

As at June 30, 2011	257,212,934	-	1,363,906

As at January 1, 2010	99,416,860	-	-
Issuance - arrangement agreement	-	99,416,860	-
Issuance - acquisition of software licence	-	-	5,250,000
Cancellation of Class A preferred shares	-	(99,416,860)	-
Issuance - acquisition of RTN Stealth Software (Note 2)	20,000,000	-	-
Issuance - acquisition of ENAJ software (note 2)	2,500,000	-	-
Issuance - management agreement with Chief
Operating Officer (Note 2)	2,500,000	-	-

As at June 30, 2010	124,416,860	-	5,250,000

On January 19, 2011, the Company completed a non-brokered private placement for gross proceeds to the Company of $500,000. Pursuant to the private placement, the Company issued 9,523,796 units at a purchase price of $0.0525 per unit. Each unit consists of one common share of the Company and four common share purchase warrants. Each whole warrant entitles its holder to purchase one additional Common Share at an exercise price of $0.0525.  These warrants were exercised prior to their expiry on March 31, 2011 resulting in additional gross proceeds to the Company of $2,000,000.

As of June 30, 2011, the Company has 337,800 common share purchase warrants outstanding with a fair value of $33,442 using the Black Scholes model for pricing options.  The weighted average fair value per warrant of $0.099 was calculated using the following weighted average assumptions: dividend yield of 0%, expected volatility of 161%, risk-free interest rate of 1.7% and an expected life of 2 years.  These warrants entitled the holder to purchase one common share of the Company at a price of $0.40 per share until May 12, 2012.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Condensed Interim Financial Statements
For the three and six months ended June 30, 2011
(Unaudited, expressed in Canadian Dollars)

8.	Share capital (continued)

On June 6, 2011, the company received authorization to cancel 150,000 preferred shares.

b) Stock options

QAT has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company.  No specific vesting terms are required.  The option price shall not be less than the fair market value of the Company s common shares on the grant date.

On March 30 2011, the Company awarded its directors, officers, employees and consultants a total of 29,958,701 stock options of which 10,440,144 vest immediately at an exercise price of $0.10, 9,759,279 vest on the first anniversary of the grant date with an exercise price of $0.16 and 9,759,279 vest on the second anniversary of the grant date with an exercise price of $0.24. All options granted have an expiry date of March 30, 2021.  The fair value of each option at the date of grant was estimated at $0.10/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	2.90%
Expected life	8-10 years
Volatility	230%
Expected dividends	nil

On April 4, 2011, the Company awarded a consultant a total of 680,880 stock options of which 226,960 vest immediately at an exercise price of $0.34, 226,960 vests on the first anniversary of the grant date with an exercise price of $0.34 and 226,960 vests on the second anniversary of the grant date with an exercise price of $0.34.  The options granted have an expiry date of April 4, 2021.  The fair value of each option at the date of grant was estimated at $0.10/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	2.95%
Expected life	8-10 years
Volatility	235%
Expected dividends	nil

The 10,667,104 vested options had a fair value of $1,160,200 at the grant date.  The 19,972,478 unvested options had a fair value of $2,172,849 at grant date and is expensed on a straight-line basis over the vesting period with each tranche being recognized over its own distinct vesting period resulting in $394,768 in stock based compensation expense.  As a result, the Company recognized $1,554,968 in stock-based compensation expense and credited to contributed surplus to account for the options.  In addition there was $104,167 in stock based compensation expense relating to the deferred management fees as described in Note 2 for a total amount of $1,659,135.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Condensed Interim Financial Statements
For the three and six months ended June 30, 2011
(Unaudited, expressed in Canadian Dollars)

The continuity of the outstanding stock options of the Company is as follows:

	Number of	Weighted
	Outstanding	average
	options	exercise price
Balance, January 1, 2010	-	$-
Granted	5,650,000	0.32
Balance, December 31, 2010	5,650,000	0.32
Expired	(2,600,000)	0.32
Granted	29,958,701	0.17
Granted	680,880	0.34

Balance, June 30, 2011	33,688,701	$0.18

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Condensed Interim Financial Statements
For the three and six months ended June 30, 2011
(Unaudited, expressed in Canadian Dollars)

9.	Related party transactions

All transactions with related parties have occurred in the normal course of operations and in management s opinion have been transacted on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.  Related parties include key management personnel, the Board of Directors, close family members and enterprises which are controlled by these individuals.

•	During the three months ended June 30, 2011, a company controlled by the CFO charged the Company $6,000 (2010 - $nil) in rent and received $15,000 (2010 - $nil) in accounting fees.

•	During the three months ended June 30, 2011, incurred stock based compensation in the amount of $515,862 (2010 - nil) to related parties as described in Note 8b.

•
During the three months ended June 30, 2010, rental expense, accounting fees, and consulting fees charged by a company controlled by the former CEO, the former CFO and a company controlled by the former Executive Vice President were $7,500, $5,175 and $9,000 respectively.

10.	Conversion of preference shares

On March 30, 2011, the shareholders of the Company had authorized the early conversion of 5,250,000 Class B Preferred Shares into common shares, thereby ensuring that all of its issued and outstanding equity is represented by voting common shares. Each Class B Preferred Share is convertible into ten common shares at the option of the holder.  As of June 30, 2011, 3,736,094 Preferred Shares have been converted into 37,360,940 common shares.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Condensed Interim Financial Statements
For the three and six months ended June 30, 2011
(Unaudited, expressed in Canadian Dollars)

11.  Conversion to IFRS

The condensed interim financial statements for the three months ended June 30, 2011 are the Company s second condensed interim financial statements prepared under IFRS.  For the accounting period prior to this, the Company prepared its consolidated financial statements under Canadian GAAP.  In accordance with IFRS 1  First time adoption of IFRS , certain disclosures relating to the transition to IFRS are given in this note.  These disclosures are prepared under IFRS as set out in the basis of preparation in Note 3.

IFRS 1 allows first time adopters to IFRS to take advantage of a number of voluntary exemptions from the general principal of retrospective restatement.  The Company has taken the following exemptions:

a) Elective exemptions

Business Combinations
The Company elected to apply IFRS 3 relating to business combinations prospectively from January 1, 2010.

b) Mandatory exemptions

Estimates
Hindsight is not used to create or revise estimates.  The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any differences in accounting policies.

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Condensed Interim Financial Statements
For the three and six months ended June 30, 2011
(Unaudited, expressed in Canadian Dollars)

c) Effect of material transition adjustments on the balance sheets, income statements and statement of comprehensive income:

i) Balance Sheets
		December 31, 2010		January 1, 2010
				IFRS and Cdn.
	Cdn. GAAP	Adj.	IFRS	GAAP

Assets

Current assets
Cash and cash equivalents	$174,530	$-	$174,530	$379,284
Marketable securities	-	-	-	1,448,800
Other receivables	28,664		28,664	242,744
Short term investments
Prepaid expenses	216,135	-	216,135	10,000
	419,329		419,329	2,080,828

Equipment	7,884	-	7,884	3,940
Intangible (Note 11(d)(i))	8,309,750	(519,359)	7,790,391	-
License
Prepaid Expenses - long term	286,458		286,458
Mineral property	-	-	-	67,185
Oil and gas property				1

	$9,023,421	$(519,359)	$8,504,062	$2,151,954

Liabilities and Shareholders' Equity
Current liabilities
Trade and other payables	$115,046	$-	$115,046	$75,072
Deposit on private placement	250,000	-	250,000	-
Notes payable - current portion	358,445		358,445
	723,491	-	723,491	75,072

Note payable -long term	2,095,476	-	2,095,476	-
	2,818,967		2,818,967	75,072
Shareholders' equity		-
Share capital and warrants	8,939,599		8,939,599	3,919,865
Contributed surplus	2,406,438	-	2,406,438	670,374
Accumulated other comprehensive income				504,770
Deficit	(5,141,583)	(519,359)	(5,660,942)	(3,018,127)
	6,204,454	(519,359)	5,685,095	2,076,882

	$9,023,421	$(519,359)	$8,504,062	$2,151,954

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Condensed Interim Financial Statements
For the three and six months ended June 30, 2011
(Unaudited, expressed in Canadian Dollars)

i) Balance Sheets (continued)

		June 30, 2010
	Cdn. GAAP	Adj.	IFRS

Assets

Current assets
Cash and cash equivalents	$175,035	$-	$175,035
Marketable securities			-
Other receivables	15,568	-	15,568
Short term investments	50,033	-	50,033
Prepaid expenses	208,333	-	208,333
	448,969	-	448,969

Equipment	11,671	-	11,671
Intangible (Note 11(d)(i))	8,309,750	(103,872)	8,205,878
Prepaid Expenses - long term	407,986	-	407,986

	$9,178,376	$(103,872)	$9,074,504

Liabilities and Shareholders' Equity
Current liabilities
Trade and other payables	$10,754	$-	10,754
Deposit on private placement	-		-
Notes payable - current portion			-
	10,754	-	10,754

Note payable -long term	2,503,500	-	2,503,500
	2,514,254	-	2,514,254
Shareholders' equity
Share capital and warrants	8,835,129	-	8,835,129
Contributed surplus	2,406,438	-	2,406,438
Accumulated other comprehensive income
Deficit	(4,577,445)	(103,872)	(4,681,317)
	6,664,122	(103,872)	6,560,250

	$9,178,376	$(103,872)	$9,074,504

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Condensed Interim Financial Statements
For the three and six months ended June 30, 2011
(Unaudited, expressed in Canadian Dollars)

ii) Interim Statements of loss and comprehensive loss

	Three months ended
		June 30, 2010
	Cdn GAAP	Adj.	IFRS

Expenses
Advertising and promotion	$28,291	$-	$28,291
Amortization - Equipment	473	-	473
Amortization - Intangible (Note 11(d)(i)	-	103,872	103,872
Finance costs	823	-	823
Management, consulting and administrative	138,854	-	138,854
Office	14,052	-	14,052
Professional fees	471	-	471
Rent	7,500	-	7,500
Stock-based compensation	8,681	-	8,681
Travel	6,461	-	6,461
Trust and filing fees	5,217	-	5,217
Loss before the following:	(210,823)	(103,872)	(314,695)
Write down of mineral and oil and gas properties	(1)	-	(1)
Interest and other income	21	-	21
Net loss and comprehensive loss	$(210,803)	$(103,872)	$(314,675)

	Six months ended
		June 30, 2010
	Cdn GAAP	Adj.	IFRS

Expenses
Advertising and promotion	$50,923	$-	$50,923
Amortization - Equipment	4,221	-	4,221
Amortization - Intangible (Note 11(d)(i)	-	103,872	103,872
Finance costs	1,062	-	1,062
Management, consulting and administrative	172,454	-	172,454
Office	17,053	-	17,053
Professional fees	30,679	-	30,679
Rent	20,000	-	20,000
Stock-based compensation	1,744,745	-	1,744,745
Travel	7,961	-	7,961
Trust and filing fees	15,022	-	15,022
Loss before the following:	(2,064,120)	(103,872)	(2,167,992)
Write down of mineral and oil and gas properties	(1)	-	(1)
Interest and other income	33	-	33
Net loss and comprehensive loss	$(2,064,088)	$(103,872)	$(2,167,960)

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.
Notes to the Condensed Interim Financial Statements
For the three and six months ended June 30, 2011
(Unaudited, expressed in Canadian Dollars)

d) Explanatory notes

Amortization of intangible

Under Canadian GAAP the software asset was amortized once it has been placed in use.  Under IFRS the software asset has been amortized when the asset is available for use.  As the software asset was available for use upon acquisition, amortization has been recorded from the date of acquisition.  For the three and six months ended June 31, 2010 there is an increase in amortization expense of $103,872 and for the year-ended December 31, 2010 there is an increase in amortization expense of $519,359.

e) Restatement of Statement of Cash Flows from Canadian GAAP to IFRS

The restatement from Canadian GAAP to IFRS had no significant effect on the reported cash flows generated by the Company for the three months and six months ended June 30, 2010 or year ended December 31, 2010.  The reconciling items between Canadian GAAP presentation and IFRS have no significant effect on the cash flows generated.